CBIZ, INC.
6050 Oak Tree Boulevard, South
Suite 500
Cleveland, Ohio 44131
August 27, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Abe Friedman and Theresa Brillant

Re: CBIZ, Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
Filed February 26, 2021
File No. 001-32961

Ladies and Gentlemen:

Set forth below are the responses of CBIZ, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 18, 2021 with respect to the Form 10-K submitted to the Staff on February 26, 2021 (the “Form 10-K”).

For your convenience, the Company has set forth below each Staff comment followed by the Company’s response. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2020
Item 7. Management’s Discussion and Analysis
Operating Practice Groups, page 25

1.We note your presentation and discussion of operating results for your individual “Operating Practice Groups.” When presenting segment measures within MD&A, please separately discuss the reconciling items on a consolidated level, or discuss the reconciling items specific to each particular segment. Refer to Question 104.02 of the Staff’s Compliance & Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff’s comment and advises the Staff that     when the Company updates the MD&A disclosure contained in its Annual Reports on Form 10-K and Quarter Reports on Form 10-Q as indicated in the response below to the Staff’s second comment, the Company will provide a discussion of the reconciling items on a consolidated level.

2.Please provide a discussion of segment profitability that is consistent with your ASC 280 disclosure. In this regard, we note the measure of segment results presented in MD&A in the Form 10-K for the period ended December 31, 2020 appears to be gross margin; however, per Footnote 21, performance of the practice groups is evaluated on operating income. We also note in Footnote 12 in the Form 10-Q for the interim period ended June 30, 2021 that performance of the practice groups is evaluated on income (loss) from continuing operations before income tax expense (benefit). Please advise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company evaluates the performance of the practice groups on the basis of income (loss) from continuing operations before income tax expense (benefit). The ASC 280 disclosure contained in each of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the Company’s Form 10-Q for the fiscal quarter ended June 30, 2021 provides segment information for income (loss) from continuing operations before income tax expense, which is consistent with manner in which these segments are evaluated. In future filings, the Company will ensure that the disclosure clearly indicates that the performance of the practice groups is evaluated on income (loss) from continuing operations before income tax expense (benefit). Additionally, the Company will provide a discussion of segment profitability in the MD&A section of the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that is consistent with the Company’s ASC 280 disclosure.

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If you have any questions with respect to the foregoing, please do not hesitate to call me at (216) 447-9000.

Sincerely

/s/ Ware H. Grove
Ware H. Grove
Senior Vice President and     Chief Financial Officer